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                 February 28, 2024

       Aby Castro
       Assistant General Counsel
       NERDWALLET, INC.
       55 Hawthorne Street, 10 th Floor
       San Francisco, California 94105

                                                        Re: NERDWALLET, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed February 20,
2024
                                                            File No. 333-277193

       Dear Aby Castro:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-
       3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Bryan K. Brown